Exhibit (b)(ii)

Commitment Letter – Page 1
Subordinated Debt of US$60,000,000
Convertible Debt of US$12,500,000

Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Omitted portions are indicated in this document with redactions. Confidential treatment has been requested with respect to this omitted information.

June 4, 2021

11172239 CANADA INC.
400 av. Godin
Québec City, Quebec  G1M 2K2

Attention: Germain Lamonde

RE:	Subordinated debt of US$60,000,000
Convertible debt of US$12,500,000

COMMITMENT LETTER

Dear Ladies and Gentlemen,

You have advised us that 11172239 Canada Inc. (you or the Borrower) intends to acquire 100% of the issued and outstanding subordinate voting shares of EXFO Inc. (the Target) other than Excluded Shares (as defined in the Arrangement Agreement (as defined herein)) by way of a court-approved plan of arrangement pursuant to section 192 of the Canada Business Corporations Act described in the Arrangement Agreement (the Plan of Arrangement), the whole pursuant to the Transaction (as defined herein). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the summary of terms and conditions attached hereto as Exhibit A (the Term Sheet).

1.	Commitments

We are pleased to inform you that Investissement Québec (IQ) hereby commits to provide an aggregate principal amount of US$72,500,000 of the credit facilities to be made available to the Borrower (collectively, the Credit Facilities), consisting of a subordinated debt in a principal amount of US$60,000,000 and a convertible debt in a principal amount of US$12,500,000 and, in each case, on the terms described in this letter and in the Term Sheet (together with this letter, the Commitment Letter).

Commitment Letter – Page 2
Subordinated Debt of US$60,000,000
Convertible Debt of US$12,500,000

2.	Conditions Precedent

IQ’s commitments and agreements are subject only to (i) the preparation, execution and delivery by the Borrower and the Guarantors of a Definitive Credit Agreement, a Definitive Convertible Debenture and other related definitive documents (the Finance Documents) on the terms set forth in the Term Sheet and in a form such that they do not impair the availability of the Credit Facilities on the Closing Date if the conditions set forth under “Conditions Precedent to Initial Borrowing” and “Conditions Precedent” in the Term Sheet are satisfied (or expressly waived by IQ); and (ii) the conditions set forth under in this Section 2. Notwithstanding anything in this Commitment Letter, the Finance Documents and any other letter agreement or other undertaking concerning the financing of the transactions contemplated hereby to the contrary, the only conditions with respect to availability of the Credit Facilities on the date of the consummation of the Plan of Arrangement and the other elements of the Transaction (the Closing Date) are set forth in this Section 2, it being understood that there are no conditions (implied or otherwise) to the commitments hereunder (including compliance with the terms of this Commitment Letter, the Finance Documents or otherwise), other than this Certain Funds Provision (and upon satisfaction or waiver of the Certain Funds Provision, the funding duly requested by the Borrower under the Credit Facilities on the Closing Date shall occur). Notwithstanding anything in this Commitment Letter to the contrary, the only representations the accuracy of which will be a condition to the availability of the Credit Facilities on the Closing Date will be: (i) the representations made by the Target in the Arrangement Agreement as are material to the interests of IQ (but only to the extent that the Borrower has the right to terminate its obligations to consummate the Plan of Arrangement (or otherwise does not have an obligation to close) under the Arrangement Agreement as a result of a failure of such representations in the Arrangement Agreement to be accurate) (the Acquisition Transaction Representations); and (ii) the Specified Representations (as defined below). As used herein, Specified Representations means representations with respect to the Borrower made by the Borrower in the Credit Agreement and the Convertible Debenture relating to incorporation; the authority to enter into the applicable Finance Documents; due execution, delivery and enforceability of the applicable Finance Documents; no conflicts of the applicable Finance Documents with (i) charter documents or (ii) laws, except to the extent such conflict would not reasonably be expected to have a “material adverse effect” on the Borrower and its subsidiaries (or the Target and its subsidiaries, as the case may be), taken as a whole; in the absence of security interests, subject to permitted liens and the other provisions set forth in this paragraph and the Term Sheet; the use of proceeds not conflicting with Credit Facilities and sanctions laws, anti-terrorism laws and anti-corruption laws. This paragraph, and the provisions herein, shall be referred to as the Certain Funds Provision.

3.	Commitment Termination

The commitments of IQ set forth in this Commitment Letter will terminate on the earlier of (i) October 31, 2021 (the Availability Expiration Date), and (ii) the termination of the Arrangement Agreement in accordance with the terms thereof.

You may also terminate our commitments herein at any time by written notice.

4.	Non-Standing Binding Provision

Unless the express consent from IQ is obtained, the Borrower and the shareholders thereof  agree, for a 120-day period upon acceptance hereof, to engage in no discussions, to lead no negotiation and not to enter into any agreement, with anyone other than IQ (with the exception of the Senior Credit Facilities) with respect to the financing of the Transaction in any form, through share purchases or otherwise. This non-standing binding provision will terminate upon completion of the 120-day period stipulated herein.

Commitment Letter – Page 3
Subordinated Debt of US$60,000,000
Convertible Debt of US$12,500,000

Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Omitted portions are indicated in this document with redactions. Confidential treatment has been requested with respect to this omitted information.

5.	Fees

The Borrower acknowledges that the Lender is entitled to non-refundable commitment fees of US$[Redacted - commercially sensitive information] fully earned and payable on (subject to the occurrence of) the Closing Date, it being agreed, however, that if the Shareholders of the Target refuse the Transaction, only [Redacted - commercially sensitive information] ([Redacted - commercially sensitive information]) of such fees will be payable, from the announcement of the refusal of the privatization offer.

6.	Indemnification

You agree to indemnify and hold harmless IQ and its officers, directors, employees, agents, advisors and representatives (each, an Indemnified Party) from and against any and all claims, damages, losses (other than lost profits), liabilities and expenses (including, without limitation, reasonable and documented out-of-pocket fees and disbursements of counsel) that may be incurred by any Indemnified Party, opposed to an Indemnified Party or awarded against any Indemnified Party, in each case arising out of or in connection with or relating to any investigation, litigation or proceeding or the preparation of any defense with respect thereto arising out of or in connection with or relating to the Credit Facilities, this Commitment Letter, the Finance Documents, the Transaction or the transactions contemplated hereby or in these other documents, or any use made or proposed to be made of the proceeds of the Credit Facilities, whether or not such investigation, litigation or proceeding is brought by you, the Target, any of your shareholders or creditors or any of the Target’s shareholders or creditors, an Indemnified Party or any other person, or an Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated. However, the foregoing indemnity will not, as to any Indemnified Party, apply to claims, damages, liabilities, expenses or other losses (i) to the extent that they have resulted from the intentional or gross fault or bad faith of an Indemnified Party (as determined in a final, non-appealable judgment by a court of competent jurisdiction), (ii) arising from a material breach of the obligations of an Indemnified Party under this Commitment Letter or the Finance Documents or (iii) arising out of, or in connection with, any proceeding that does not involve an act or omission by the Borrower and that is brought by an Indemnified Person against any other Indemnified Person. The foregoing provisions in this paragraph shall be superseded in each case, to the extent covered thereby, by the applicable provisions contained in the Finance Documents upon execution thereof and thereafter shall have no further force and effect. In addition, such indemnity shall not, as to any Indemnified Party, be available with respect to any settlements effected without the Borrower’s prior written consent (which consent shall not be unreasonably withheld or delayed), but if settled with your consent, you agree to indemnify and hold harmless each Indemnified Party in the manner set forth above (for the avoidance of doubt, it being understood that if there is a final judgment in any such proceeding, the indemnity set forth above shall apply (subject to the exceptions thereto set forth above)).

Commitment Letter – Page 4
Subordinated Debt of US$60,000,000
Convertible Debt of US$12,500,000

You agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract, civil liability, tort or otherwise) to you, any of your shareholders or creditors for or in connection with the transactions contemplated hereby, except to the extent such liability is found in a final non-appealable judgment by a court of competent jurisdiction to have directly resulted from (i) an Indemnified Party's intentional or gross fault or bad faith or (ii) the material breach by an Indemnified Party of its obligations under this Commitment Letter or the Finance Documents.

In no event, however, shall any person be responsible or liable hereunder for any indirect or punitive damages (including, without limitation, any loss of profit, business or anticipated savings).

7.	Costs and Expenses

In further consideration of the undertakings of IQ, you hereby agree to pay, or reimburse IQ on the date of execution of the Finance Documents, if it occurs, or on the Availability Expiration Date, and thereafter from time to time, upon presentation of reasonable supporting documentation, all reasonable out-of-pocket expenses as well as reasonable fees, disbursements and other charges of legal counsel or other professional appointed by IQ, in each case incurred in connection with the preparation of a quality of earnings report, the Credit Facilities, the preparation and negotiation of this Commitment Letter, the Finance Documents or any litigation or enforcement relating thereto. For greater certainty, you agree that that your obligations under this paragraph are enforceable and are not in any way diminished whether or not the Closing Date occurs.

8.	Confidentiality

This Commitment Letter, the contents thereof and the roles and activities of IQ pursuant hereto or thereto, are confidential and shall not be disclosed by or on behalf of you or any of your affiliates to any person without the prior written consent of IQ. However, you may disclose this Commitment Letter to your officers, directors, employees, advisors and auditors, to the Target and its officers, directors, employees, advisors and auditors, and then only in connection with the transactions contemplated hereby and on a confidential basis.

You may also disclose this Commitment Letter as you are required by applicable law or regulation (including securities regulations and stock exchange rules) or compulsory legal process; provided, however, that if disclosure is required by compulsory legal process, you agree to give IQ prompt notice thereof to the extent not prohibited by applicable law, and that any disclosure made pursuant to public filings shall be subject to the prior review of IQ (not to be unreasonably withheld or delayed).

Commitment Letter – Page 5
Subordinated Debt of US$60,000,000
Convertible Debt of US$12,500,000

IQ agrees that it will treat as confidential all information provided to it by or on behalf of the Borrower, the Target or any of their respective subsidiaries or affiliates, and shall not disclose such information to any person or circulate or refer publicly to such information without the Borrower’s prior written consent; provided, however, that nothing herein will prevent IQ from disclosing any such information (a) pursuant to the order of any court or administrative agency, or otherwise as required by applicable law or compulsory legal process (in which case we will inform you promptly thereof to the extent practicable and not prohibited by applicable law), (b) upon the request of any regulatory authority purporting to have jurisdiction over IQ, (c) to the Government of Québec, to IQ’s affiliates, officers, directors, partners, members, employees, legal counsel, independent auditors and other experts or agents who need to know such information and on a confidential basis and who have agreed to treat such information confidentially in accordance with the terms hereof (it being understood that IQ shall be responsible for any breach by any such person (other than legal counsel, auditors and other experts or agents, in each case, operating under rules of professional responsibility or conduct) of the confidentiality provisions hereof applicable to IQ), (d) for purposes of establishing a “due diligence” defense or (e) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Commitment Letter or the transactions contemplated hereby or thereby or enforcement hereof or thereof. IQ’s obligations under this provision shall remain in effect until the earlier of: (x) two years after the date hereof and (y) the execution and delivery of the applicable Finance Documents by the parties thereto, at which time any confidentiality undertaking therein shall supersede the provisions in this paragraph.

You agree that you will permit IQ to review and approve any reference to it in connection with the Credit Facilities or the transactions contemplated hereby or thereby contained in any press release or similar public disclosure prior to public release. You also agree that, subject to the closing of the Credit Facilities, IQ may publicize the Credit Facilities and its roles, including, without limitation, through reporting to the Loan Pricing Corporation, Bloomberg and other similar agencies, the insertion of standard advertisements (“tombstones”) in various financial publications and any other forms of advertising.

9.	Information

You represent and warrant that: (i) all written information (other than financial projections, budgets and forecasts, information of a general economic or industry nature, and independent third-party generated industry information) (the Information), taken as a whole, provided by you or any of your representatives on your behalf to IQ in connection with the Credit Facilities, when taken together with all reports, statements, schedules and other information included in filings made by the Target with the Canadian Securities Administrators within the three years prior to the date hereof, taken as a whole, is and will be when provided true, accurate and complete in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, when taken as a whole, not misleading in light of the circumstances under which such statements were or are made (in each case after giving effect to all supplements and updates provided thereto) and (ii) all financial projections, budgets and forecasts (collectively, the Projections), that have been or will be prepared by you or on your behalf and made available to IQ by you or any of your representatives in connection with the Credit Facilities have been or will be prepared in good faith based upon assumptions believed by the preparer thereof to be reasonable at the time they are prepared, it being understood and agreed that projections and other forward-looking information are as to future events and are not to be viewed as facts, are subject to significant uncertainties and contingencies, many of which are out of the Borrower’s control, that no assurance can be given that any particular projections will be realized and that actual results during the period or periods covered by such projections may differ significantly from the projected results and such differences may be material.

Commitment Letter – Page 6
Subordinated Debt of US$60,000,000
Convertible Debt of US$12,500,000

You agree that the Projections are an important consideration in the credit analysis conducted by IQ and you agree to supplement the information and Projections provided under or in connection hereunder or in connection herewith from time to time until the Finance Documents become effective to correct any misleading statement immediately when you become aware of such misleading statement.

In issuing this Commitment Letter, IQ is relying on the accuracy of the Information furnished to it by or on behalf of yourselves and your affiliates without independent verification thereof.

Notwithstanding the foregoing, it is understood that IQ’s commitments hereunder are not subject to the accuracy of the representations or compliance with the covenants set forth in this Section 9, and notwithstanding anything to the contrary contained in this Commitment Letter, the accuracy of such representations or the compliance with such covenants shall not constitute a condition to the availability of the Credit Facilities on the Closing Date or at any time thereafter.

10.	Assignment

Subject to reasonable notice to the Borrower, IQ may, at any time, assign to any other entity controlled by the Government of Quebec, in whole or in part, its rights and obligations under this Commitment Letter. Except for the foregoing, the parties’ rights and obligations under this Commitment Letter may not be assigned, in whole or in part.

11.	No Rights Conferred on Third Parties and Other Provisions

The agreements of IQ hereunder are made solely for your benefit and your subsidiaries’ benefit, and may not be relied upon or enforced by any other persons. Please note that those matters that are not covered herein or in the attached Term Sheets are subject to mutual agreement of the parties.  The terms and conditions of this Commitment Letter may be modified only by agreement in writing signed by the parties.

You acknowledge that IQ may be providing financing or other services to parties whose interests may conflict with yours.  Be assured, however, that consistent with the longstanding policies of IQ to hold in confidence the affairs of its respective customers, IQ will not provide confidential information obtained with respect to you or your affiliates to any of its other customers. By the same token, IQ will not make available to you or your affiliates confidential information that it obtained or may obtain with respect to any other customer.

12.	Applicable Laws and Miscellaneous Provisions

This Commitment Letter shall be governed by, and construed in accordance with, the laws of the Province of Quebec including the federal laws of Canada applicable therein (but excluding its conflicts of laws provisions). This Commitment Letter sets forth the entire agreement between the parties with respect to the matters addressed herein and therein and supersede all prior communications, written or oral, with respect thereto.

This Commitment Letter may be executed in any number of counterparts, each of which, when so executed, shall be deemed to be an original and all of which, taken together, shall constitute one and the same Commitment Letter.  Delivery of an executed counterpart of this Commitment Letter by fax or electronic mail shall be as effective as delivery of a manually executed counterpart of this Commitment Letter.

Commitment Letter – Page 7
Subordinated Debt of US$60,000,000
Convertible Debt of US$12,500,000

The words “execution,” “execute”, “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Commitment Letter shall be deemed to include electronic signatures, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, particularly Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada) and the other similar federal and provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or of its Uniform Electronic Evidence Act, as the case may be. For more accuracy, the foregoing also applies to any amendment, extension or renewal of this Commitment Letter.

Your obligations under the paragraphs captioned "Non-Standing Binding Provision", "Fees", "Costs and Expenses", "Indemnification" and "Confidentiality" shall survive the expiration or termination of this Commitment Letter.

Please indicate your acceptance of the provisions hereof by signing the enclosed duplicate copy of this Commitment Letter and returning it to Hugues Francoeur (email: Hugues.Francoeur@invest-quebec.com) and Francine Laurent (email: Francine.Laurent@invest-quebec.com), no later than 5:00 p.m., Montréal time, on June 11, 2021, the time at which the commitments of IQ set forth above (if not accepted prior thereto) will expire.

[Signature pages follow]

Commitment Letter – Page 8
Subordinated Debt of US$60,000,000
Convertible Debt of US$12,500,000

Sincerely,

INVESTISSEMENT QUÉBEC

Per:	/s/ Justin Savaria
Name: Justin Savaria Title: Senior Director, Financing

Per:	/s/ Bicha Ngo
Name: Bicha Ngo Title: Senior Executive Vice-President, Private Equity

Commitment Letter – Page 9
Subordinated Debt of US$60,000,000
Convertible Debt of US$12,500,000

DATED June 4, 2021.

11172239 CANADA INC.

Per :	/s/ Germain Lamonde
Name: Germain Lamonde Title: President

Per :
Name: Title:

Schedule A

Term Sheet

See attached.

SCHEDULE A (Part 1)
US$60,000,000 Term Loan
Term Sheet

This Term Sheet refers to the credit agreement dated December 21, 2017 entered into between EXFO Inc., as borrower, National Bank of Canada, as administrative agent, and the other lenders party thereto from time to time, as amended as of November 29, 2018, November 27, 2019 and May 29, 2020 (the Existing Senior Credit Agreement). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Existing Senior Credit Agreement.

The intent of the Borrower and Investissement Québec is that the Subordinated Loan (as defined below) be documented through a credit agreement (the Credit Agreement).

1.	BORROWER	11172239 Canada Inc. (the Borrower).

2.	TRANSACTION
The Borrower will make an offer to acquire 100% of the subordinate voting shares of EXFO Inc. (the Target) (other than the Excluded Shares (as defined in the Arrangement Agreement) by way of a plan of arrangement under section 192 of the Canada Business Corporations Act (the Plan of Arrangement) and in accordance with the Arrangement Agreement, dated June _____, 2021, between the Borrower and the Target (the Arrangement Agreement).

Upon approval of the Plan of Arrangement and filing of the articles of arrangement contemplated therein, the Borrower will amalgamate with the Target and the amalgamated corporation will be named EXFO Inc. and become the Borrower.

The transactions described above and the payment of related fees and expenses are collectively referred to herein as the Transaction.

The sources and uses of funds for the Transaction to be substantially as set forth in Appendix A hereto.

Project Frontenac
Term Sheet - Page 2

3.	GUARANTORS
Subsidiaries of the Borrower that, in the aggregate and combined with the Borrower, represent at least 75% of the consolidated assets and EBITDA (as defined below) of the Borrower (such subsidiaries being collectively referred to herein as the Guarantors). Where at any time such threshold is not met, the Borrower shall cause additional subsidiaries to become Guarantors (the Borrower and the Guarantors are collectively referred to as the Material Credit Parties and each, a Material Credit Party).

It is expected that, within five (5) Business Days following the Closing Date, the following subsidiaries of the Borrower will become Guarantors: EXFO America Inc., EXFO Service Assurance Inc. and Ontology-Partners UK.

4.	CREDIT PARTIES	The Borrower and all of its Subsidiaries (collectively, the Credit Parties and each a Credit Party).

5.	CREDIT FACILITY	Unsecured Subordinated Loan up to US$60,000,000 (the Subordinated Loan).

6.	LENDER	Investissement Québec (the Lender).

7.	PURPOSE	The Borrower must use the proceeds of the Subordinated Loan exclusively to finance the Transaction and the related fees and expenses, on the Closing Date.

8.	CLOSING DATE
Refers to the date of the consummation of the Plan of Arrangement and the other elements of the Transaction (la Closing Date), with the Subordinated Loan disbursement on the Closing Date (or immediately prior).

9.	MATURITY DATE	Refers to the date falling 66 months after the Closing Date, subject to any extension of such date (the Maturity Date).

10.	AVAILABILITY PERIOD
The Subordinated Loan is available by way of a single disbursement to be made on the Closing Date, subject to the satisfaction or waiver of the conditions precedent set forth below in section 19 (Conditions Precedent to Borrowing).

11.	NON-REVOLVING NATURE	The Subordinated Loan shall be available on a non-revolving basis, such that any amount repaid may not be reborrowed.

Project Frontenac
Term Sheet - Page 3

Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Omitted portions are indicated in this document with redactions. Confidential treatment has been requested with respect to this omitted information

12.	AVAILABILITY AND INTEREST RATE
The Subordinated Loan is available in US dollars only. A first tranche of US$40,000,000 of the Subordinated Loan (Tranche 1) shall bear interest at the annual rate of 10.0%, payable quarterly, and a second tranche of US$20,000,000 of the Subordinated Loan (Tranche 2) shall bear interest at the annual rate of 11.5%, capitalized monthly. In the case of an event of default, including failure to repay at maturity, the annual interest rate applicable to Tranche 1 shall be increased by 3.00%, calculated daily.

Notwithstanding the foregoing, the Lender grants an interest standstill for the first 12 months for Tranche 1. Interest on Tranche 1 shall be capitalized monthly during this standstill period.

13.	VOLUNTARY PREPAYMENTS
Voluntary prepayment is authorized every year without penalty for 15% of the annual balance of the Subordinated Loan, non cumulative from one year to the other.

Full voluntary prepayment of the Subordinated Loan in an amount exceeding 15% a year shall be authorized, contingent on the payment of the following penalties according to the principal balance of the Subordinated Loan including any capitalized portion of the interest:

Full prepayment penalty according to the year in which the payment was made
Year	1	2	3	4	5 and more
Penalty	[Redacted – commercially sensitive information]		[Redacted – commercially sensitive information]	[Redacted – commercially sensitive information]	[Redacted – commercially sensitive information]

Prepayment

The amount payable by the Borrower in cases of prepayment of the Subordinated Loan during the first two years following the Closing Date, is equal to the greater of the following two (2) amounts, calculated on the prepayment amount:

(a)   [Redacted - commercially sensitive information]% of the prepayment amount if the Subordinated Loan is repaid during the first year following the Closing Date and [Redacted - commercially sensitive information]% of the prepayment amount if the Subordinated Loan is repaid during the 2nd year following the Closing Date; and

Project Frontenac
Term Sheet - Page 4

(b)   Interest differential applicable on the remaining term of the Subordinated Loan until the Maturity Date equal to the difference between the interest rate applicable to the Subordinated Loan and the interest rate applicable to U.S. Treasury bonds having a term equal to the remaining term of the Subordinated Loan until the Maturity Date, discounted at the rate of the U.S. Treasury bonds having a term equal to the remaining term of the Subordinated Loan until the Maturity Date. If there is no interest rate applicable to U.S. Treasury bonds having a term equal to the remaining term of the Subordinated Loan until the Maturity Date (for example: 18 months), the rate for calculating the indemnity is determined using the linear interpolation calculation method between the rate for the two nearest terms for the remaining period (for example: 12 months and 24 months).

14.	PAYMENT ON MATURITY	The Borrower shall repay in full all amounts outstanding under the Subordinated Loan on the Maturity Date, in capital, interests and costs.

15.	REPAYMENT FROM EXCESS CASH FLOW
Annually, within 120 days of the end of each fiscal year, the Borrower shall repay Tranche 1 by an amount equal to the applicable percentage mentioned below of the Excess Cash Flow of the Borrower for the previous fiscal year, provided such repayment does not constitute a default under the agreements relating to Senior Credit Facilities. The first such mandatory repayment shall occur within 120 days of the Borrower’s fiscal year ended August 31, 2022.

The Applicable Percentage shall be determined on the basis of the Ratio of Total Debt to EBITDA (the Ratio) of the Borrower at the end of the fiscal year in respect of which the Excess Cash Flow is calculated based on the audited financial statements for that fiscal year.

The Applicable Percentage shall be:

•          0 % if the Ratio is greater than 3.0x; and

•          50 % if the Ratio is less than 3.0x.

Excess Cash Flow, means, for any fiscal year of the Borrower, determined on a consolidated basis, the Consolidated EBITDA (within the meaning given to the term “Consolidated EBITDA” in the Existing Senior Credit Agreement) for such fiscal year, less Unfunded Capital Expenditures, taxes paid in cash, interest paid in cash, management fees paid in cash, fees and expenses related to the Transaction, any optional or scheduled debt repayments, in each case, for that fiscal year.

Project Frontenac
Term Sheet - Page 5

Unfunded Capital Expenditures refers to capital expenditures (within the meaning given to the term “Capital Expenditures” in the Existing Senior Credit Agreement) not financed from permitted debt (within the meaning given to the term “Debt for Borrowed Money” in the Existing Senior Credit Agreement) under the agreement relating to the Senior Credit Facilities other than the Revolving Facility.

16.	MANDATORY REPAYMENTS	The Borrower shall repay in full all amounts outstanding under the Subordinated Loan at the time of a change of control or the sale of all or substantially all of the Borrower’s assets.

17.	IMPUTATION OF VOLUNTARY AND MANDATORY REPAYMENTS
The voluntary and mandatory repayments shall be applied first in repayment of the balance of Tranche 1 of the Subordinated Loan expected to be outstanding on the Maturity Date, then of Tranche 2 of the Subordinated Loan.

18.	SENIOR CREDIT FACILITIES
A syndicate of lenders (the Senior Lenders) led by National Bank of Canada, as Administrative Agent, shall partially finance the Transaction (including the financing of the Credit Parties’ operations) by means of the following credit facilities:

•          A US$50,000,000 senior secured revolving facility (the Revolving Facility).

•          A US$75,000,000 senior secured term loan facility (the Senior Term Loan and, collectively with the Revolving Facility, the Senior Credit Facilities).

The Senior Credit Facilities will be subject to an agreement between creditors in form and substance satisfactory to the Lender. The agreement will provide, inter alia, a 120 day standstill in favour of the Senior Lenders.

Project Frontenac
Term Sheet - Page 6

19.	CONDITIONS PRECEDENT TO BORROWING
The Subordinated Loan disbursement shall be subject only to the conditions set out in section 2 (Conditions Precedent) of the Letter of Undertaking and the following conditions, which are subject in all respects to the Certain Funds Clause:

1.    execution of the Credit Agreement, the related security documents and all documentation ancillary thereto (collectively, the Finance Documents) as well as the usual corporate documents and the Credit Parties’ counsel’s opinions in form and substance satisfactory to the Lender;

2.    delivery of the duly executed arrangement agreement (the Arrangement Agreement) and all other material documents relating to the Transaction, duly executed substantially in the form of the draft thereof dated May 4, 2021 and previously reviewed by the Lender (collectively, the Arrangement Documents);

3.    the Arrangement Agreement shall not have been amended or waived in any material respect by the Borrower in a manner materially adverse to the Lender (in its capacity as such) without the consent of the Lender (such consent not to be unreasonably withheld, delayed or conditioned) (it being agreed and understood that (x) any increase in the “Consideration” (as defined in the Arrangement Agreement) shall not be materially adverse to the Lender so long as such increase is funded by the proceeds of equity contributions, (y) the granting of any consent under the Arrangement Agreement that is not materially adverse to the interests of the Lender shall not otherwise constitute an amendment or waiver and (z) any amendment, modification or waiver of the definition of “Material Adverse Effect” (as defined in the Arrangement Agreement as in effect on the date hereof) shall require the consent of the Lender);

4.     all conditions precedent to the Plan of Arrangement set out in the Arrangement Agreement shall have been satisfied and not waived in any manner prohibited by clause 3 above other than (i) the payment of the total Consideration (as defined therein) and (ii) the filing of the articles of arrangement;

5.     the Lender shall have received, with respect to the Borrower and the Material Credit Parties, results of current searches of public records, which shall reveal no liens other than liens permitted under the Credit Agreement (the Permitted Liens) and liens with respect to which undertakings to discharge, in form and substance satisfactory to the Lender, have been delivered to the Lender;

Project Frontenac
Term Sheet - Page 7

6.    receipt by the Lender of all information with respect to the Material Credit Parties reasonably requested by them in writing at least five (5) Business Days prior to the disbursement under any applicable “know your client” and anti-money laundering rules and regulations;

7.     the Lender shall have received the documentation relating to the Senior Credit Facilities on the terms set forth herein;

8.     execution of a satisfactory intercreditor agreement among the National Bank of Canada, as Administrative Agent of the Senior Lenders, the Lender and the Borrower;

9.    the Lender shall have received a pay-out letter detailing the amounts outstanding under the Existing Senior Credit Agreement and confirming that, upon payment of such amounts on the Closing Date, all amounts outstanding under the Existing Senior Credit Agreement will have been repaid in full, the credit facilities therein provided will be cancelled and terminated and all guarantees and liens, if any, granted in connection therewith will be released, it being understood that National Bank of Canada is the administrative agent under the Existing Senior Credit Agreement and will be issuing such pay-out letter;

10.   the Lender is satisfied that the Senior Credit Facilities have been disbursed in full or will be disbursed concurrently as the disbursement under the Subordinated Loan;

11.   the Lender shall have received a draw request;

12.   the Lender shall have received a flow of funds with payment directions with respect to the use of the funds, which shall reflect (together with the Borrower’s other sources of funds for the Transaction) :

(i)        the repayment of the existing debt in full under the Existing Senior Credit Agreement;

(ii)      the payment to the “Depositary” (as defined in the Arrangement Agreement) of the “Consideration” (as therein defined) in accordance with the Arrangement Agreement; et

(iii)     the payment of all fees then due and payable.

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Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Omitted portions are indicated in this document with redactions. Confidential treatment has been requested with respect to this omitted information

13.  a compliance certificate (including pro forma calculation of the financial covenants as at the end of the most recent quarter for which the Target has released financial statements) showing, pro forma the Plan of Arrangement, the Transaction and the financing thereof, a Senior Debt to EBITDA Ratio of [Redacted - commercially sensitive information] or less, a Total Debt to EBITDA Ratio of [Redacted - commercially sensitive information] or less and a Fixed Charge Coverage Ratio equal to or more than [Redacted - commercially sensitive information];

14.   the Acquisition Transaction Representations shall be true and correct in all material respects (without duplication of any materiality qualifiers contained therein) on the Closing Date (except in the case of any Acquisition Transaction Representation which expressly related to a given date or period, which representation shall be true and correct in all material respects (without duplication of any materiality qualifiers contained therein) as of the respective date or respective period, as the case may be);

15.  the Specified Representations shall be true and correct in all material respects (except for representations and warranties that are already qualified by materiality, which representations and warranties shall be true and correct after giving effect to such materiality qualifier) on the Closing Date or, in the case of any Specified Representation which expressly related to a given date or period, as of the respective date or respective period, as the case may be; provided, that to the extent that any Specified Representation is qualified by or subject to a “material adverse effect”, “material adverse change” or similar term or qualification, the definition thereof shall be the definition of “Material Adverse Effect” (as defined in the Arrangement Agreement); and

16.   no insolvency event shall have occurred with respect to the Borrower or the Target.

20.	REPRESENTATIONS AND WARRANTIES	Substantially similar to those set forth in the Existing Senior Credit Agreement.

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 Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Omitted portions are indicated in this document with redactions. Confidential treatment has been requested with respect to this omitted information.

21.	FINANCIAL COVENANTS
The Borrower shall maintain on a consolidated basis at all times each of the following ratios (calculated at the end of each fiscal quarter or year):

(a)        Total Debt to EBITDA Ratio (within the meaning given to the term “Total Debt to EBITDA Ratio” in the Existing Senior Credit Agreement) up to:

[Redacted - commercially sensitive information]

(b) Senior Debt to EBITDA Ratio (within the meaning given to the term “Senior Debt to EBITDA Ratio” in the Existing Senior Credit Agreement) up to: [Redacted - commercially sensitive information]

(c) a Fixed Charge Coverage Ratio (within the meaning given to the term “Fixed Charge Coverage Ratio” in the Existing Senior Credit Agreement) up to: [Redacted - commercially sensitive information]

The above Ratios shall be calculated in accordance with IFRS, including, for greater certainty, IFRS 16.

For the purposes of calculating financial undertakings, the term “Total Debt” shall exclude Tranche 2 of the Subordinated Loan and the Lender’s convertible debt in the amount of US$12,500,000, but shall include Tranche 1 of the Subordinated Loan; and the term “Senior Debt” shall mean “Total Debt” minus the Tranche 1 of the Subordinated Loan.

22.	INFORMATION COVENANTS	Substantially similar to those set forth in the Existing Senior Credit Agreement, except that monthly reporting will not be required.

23.	AFFIRMATIVE COVENANTS
Substantially similar to those set forth in the Existing Senior Credit Agreement.

In addition, the Borrower shall maintain its head office in Quebec and grant the Lender a right of first refusal for any future debt or equity financing.

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24.	NEGATIVE COVENANTS
Substantially similar to those set forth in the Existing Senior Credit Agreement, with the following amendments:

1.       the following debt will also be authorized: (a) a debt under the research and tax credit (crédit d’impôt à la recherche) by BPI France to EXFO Solutions SAS up to EUR. 7,500,000, (b) the Credit Facilities from the Lender and Senior Credit Facilities from the Senior Lenders, (c) a non-interest bearing term loan from the Lender under its ESSOR program for up to Cdn$20,000,000;

2.        no Distributions except (a) for Distributions not to exceed, during any fiscal year, 50% of the Excess Cash Flow for the previous fiscal year. The definition of “Distributions” to be amended to include payments on the Credit Facilities from the Lender;

3.        no payment of management fees.

25.	EVENTS OF DEFAULT	Substantially similar to those set forth in the Existing Senior Credit Agreement.

26.	COST AND YIELD PROTECTION	Substantially similar to those set forth in the Existing Senior Credit Agreement.

27.	FEES	No annual management fees.

28.	COUNSEL TO THE LENDER	Borden Ladner Gervais llp

29.	GOVERNING LAW	Quebec

APPENDIX A

SOURCES AND USE OF FUNDS

Schedule A (Part 2)

US$12,500,000 Loan
in the form of a convertible debenture

Term Sheet

In some cases set out below, the applicable terms and conditions are substantially the same as set out in Part 1 of this Schedule A, relating to the US$60,000,000 subordinated debt, subject to specific adjustments relating to the convertible nature of the debt.

1.	BORROWER	The Borrower is as defined in Part 1 of this Schedule A, relating to the US$60,000,000 subordinated debt.

2.	TRANSACTION	The Transaction, Target, Arrangement and Arrangement Agreement are as defined in Part 1 of this Schedule A, relating to the US$60,000,000 subordinated debt.

3.	GUARANTORS	The guarantors are the same as stated in Part 1 of this Schedule A, relating to the US$60,000,000 subordinated debt.

4.	INSTRUMENT
Unsecured convertible debenture in a maximum amount of US$12,500,000 and a minimum amount of US$5,000,000 (the Convertible Debenture). The Convertible Debenture may be issued only to the extent that the subordinated debt is drawn for the maximum amount of US$60,000,000.

5.	LENDER	The Lender is as defined in Part 1 of this Schedule A, relating to the US$60,000,000 subordinated debt.

6.	PURPOSE	The Borrower must use the proceeds of the Convertible Debenture exclusively to finance the Transaction and the related fees and expenses, on the Closing Date.

7.	CLOSING DATE	The Closing Date is as defined in Part 1 of this Schedule A, relating to the US$60,000,000 subordinated debt.

8.	MATURITY DATE
The Maturity Date of the Convertible Debenture falls on the expiry of a period of 66 months after the Closing Date, subject to any extension of such date agreed to in writing by the Lender (in each case, the Maturity Date).

9.	INTEREST RATE
The Convertible Debenture shall bear interest at an annual rate of 8%, calculated daily and capitalized annually. The interest shall be payable in full on the Maturity Date (or when repayment of the principal amount of the debenture is required by the Lender following the occurrence of a default).  In case of an event of default, including failure to repay at maturity, the annual interest rate applicable shall be 15%, calculated daily.

10.	NO PREPAYMENT	No prepayment of the Convertible Debenture (principal or interest) is authorized (except by agreement).

11.	PAYMENT ON MATURITY	On the Maturity Date, the Borrower shall repay in full all amounts due and outstanding under the Convertible Debenture, including principal amount, interests and costs.

12.	MANDATORY REPAYMENTS
Notwithstanding the Maturity Date, the Lender may demand payment in full of all the amounts due and owing pursuant to the Convertible Debenture: (i) following an Event of Default; (ii) upon a Liquidity Event (as defined below).

13.	CONVERSION
The total principal amount and capitalized interest (and not less than this total) is convertible into voting participating common shares of the Borrower at the option of the Lender: (i) at any time as of the 30th month following the date of the Convertible Debenture; and (ii) at any time even before the 30th month following the date of the Convertible Debenture, in the event a Liquidity Event (as defined below) occurs with respect to the Borrower.  For the current year, the capitalized interest is pro-rated on the basis of the number of days elapsed up to the conversion date.

A Liquidity Event means a change of control, an amalgamation, a merger, a combination agreement, a plan of arrangement, a public offering or a sale of a substantial  portion of the assets or the intellectual property of the Borrower (pursuant to a definition to be refined in the final Convertible Debenture text), through a single transaction or a series of consecutive transactions.

Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Omitted portions are indicated in this document with redactions. Confidential treatment has been requested with respect to this omitted information.

The conversion price shall be (subject to adjustment for any subdivision, consolidation or other similar transaction on the common shares) equal to the price per common share paid by the Borrower at the time of the Transaction multiplied by a premium determined based on the effective conversion date, the whole calculated as follows:

(i)           Before the 3rd anniversary of the Convertible Debenture (it being understood that the Lender undertakes not to exercise its conversion right before the 30th month, unless a Liquidity Event occurs during that period): [Redacted - commercially sensitive information];

(ii)         from the 3rd anniversary of the Convertible and up to the day immediately preceding the 4th anniversary of the Convertible Debenture: [Redacted - commercially sensitive information];

(iii)         from the 4th anniversary of the Convertible Debenture: [Redacted - commercially sensitive information].

In the event that (in the absence of a Liquidity Event) the Lender gave written notice of its intent to convert and the Borrower does not exercise the limited right (provided below) to redeem the Convertible Debenture within the required time, conversion shall occur in accordance with the contemplated terms and conditions and the conversion date shall be deemed to be the  date of the Lender’s notice of its intent to convert.

The Borrower shall give a reasonably detailed written notice to the Lender of a least 45 days before the occurrence of a Liquidity Event.  In the event a Liquidity Event occurs, the conversion, if applicable, shall be deemed to have occurred immediately before the Liquidity Event.

The Lender’s right to convert may be exercised only with respect to the full principal amount and capitalized interest.

Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Omitted portions are indicated in this document with redactions. Confidential treatment has been requested with respect to this omitted information.

14.	LIMITED REDEMPTION RIGHT BY THE BORROWER FOLLOWING A NOTICE OF INTENT TO CONVERT
Within 30 days following written notice from the Lender to the Borrower of its intent to exercise its right to convert (however, for more certainty, excluding a conversion resulting from a Liquidity Event), the Borrower shall benefit from a right to redeem the total Convertible Debenture at a price corresponding to an annual guaranteed internal rate of return (IRR) to the Lender of [Redacted - commercially sensitive information]% from the date of the Convertible Debenture (prorated for the days elapsed up to the redemption date, for the current year) (the "Redemption Price"). The Borrower may exercise such redemption right only by providing the Lender with written notice thereof within the said 30 days following receipt of the Lender’s notice of intent to exercise its conversion right and provided the redemption is completed within 60 days (following the date of the Borrower’s notice to the effect that it intends to redeem the Convertible Debenture), by paying the total Redemption Price at the closing of this redemption transaction. This Redemption Price shall nevertheless remain subject to an adjustment according to paragraph 15, as applicable.

15.	ADJUSTMENT TO THE REDEMPTION PRICE IN THE EVENT OF A SUBSEQUENT EVENT
If a Liquidity Event were to occur within 12 months following the date on which the Redemption Price has been paid in full, the Borrower shall then pay the Lender, upon closing of such Liquidity Event, an additional amount equal to the difference between: (i)  the total consideration (including any amount subject to any withholding, escrow or contingency) that the Lender would have been entitled to receive as a result of such Liquidity Event for the Borrower’s shares that the Lender would have received upon exercising its conversion right immediately prior to the date of such Liquidity Event; and (ii) the Redemption Price paid to the Lender. This additional amount shall be subject to the same payment terms and conditions as those applicable to the Liquidity Event, mutatis mutandis. The Borrower shall provide the Lender with all the information reasonably required by the Lender to validate its entitlement to such adjustment and to validate the amount of such adjustment, including access to the Borrower’s books and a certified copy of the Principal Transaction Agreements likely to give rise to such adjustment. In case no Liquidity Event occurs within 12 months of the date of full payment of the Redemption Price, the Borrower must nevertheless, at the end of this period, provide the Lender with an officer’s certificate to the effect that no Liquidity Event regarding the Borrower occurred during said period.

Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Omitted portions are indicated in this document with redactions. Confidential treatment has been requested with respect to this omitted information.

16.	SHAREHOLDER RIGHTS FOLLOWING A CONVERSION
As a shareholder of the Borrower following the conversion, the Lender shall be entitled to the following items, which must be reflected in an agreement executed between the shareholders of the Borrower, to the satisfaction of the Lender and the Borrower acting reasonably:

[Redacted - commercially sensitive information]

On the Closing Date, the Borrower shall provide a commitment from each of its shareholders with respect to the items provided in this Section 16.

17.	REPRESENTATIONS AND WARRANTIES
Originally, the same representations and warranties as stated in Part 1 of this Schedule A, relating to the US$60,000,000 subordinated debt, with additional representations and warranties that the Lender customarily requires in its share subscription or convertible debenture agreements, including without limitation with respect to the items relating to the Borrower’s share capital.

18.	INFORMATION COVENANTS	The same as required in Part 1 of this Schedule A, relating to the US$60,000,000 subordinated debt.

19.	AFFIRMATIVE COVENANTS
The same as required in Part 1 of this Schedule A, relating to the US$60,000,000 subordinated debt, with additional covenants that the Lender customarily requires in its convertible debentures, which shall be acceptable to the Borrower, acting reasonably.

20.	NEGATIVE COVENANTS
The same as required in Part 1 of this Schedule A, relating to the US$60,000,000 subordinated debt, with additional covenants that the Lender customarily requires in its convertible debentures, including without limitation a prohibition to create or issue shares (or securities convertible into such shares) with superior preferences or privileges compared to the target class of shares for conversion of the Convertible Debenture, which covenants shall be acceptable to the Borrower, acting reasonably.

21.	EVENTS OF DEFAULT
The same as required in Part 1 of this Schedule A, relating to the US$60,000,000 subordinated debt, with additional defaults that the Lender customarily requires in its convertible debentures, including, without limitation, with respect to items relating to the Borrower’s share capital, which defaults shall be acceptable to the Borrower, acting reasonably.

22.	CONDITIONS PRECEDENT
The same conditions precedent as stated in Part 1 of this Schedule A, relating to the US$60,000,000 subordinated debt (plus the execution of the subordinated debt agreement itself) and the shareholder commitment provided in Section 16 of this summary.

23.	AVAILABILITY PERIOD	The amount of the Convertible Debenture is available by way of a single disbursement to be made on the Closing Date.

24.	NON-REVOLVING NATURE	The Convertible Debenture Loan shall be available on a non-revolving basis, such that any amount repaid may not be reborrowed.

25.	APPLICABLE LAWS	Quebec.